August 23, 2006
VIA FACSIMILE AND EDGAR
Attention: Larry Spirgel
Securities and Exchange Commission
Mailstop 3720
100 F Street N.E.
Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form S-4
File Number 333-135424 (the “Registration Statement”)
Dear Mr. Spirgel:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended, ADC Telecommunications, Inc. (the “Company”) hereby makes application to withdraw the Registration Statement relating to its common stock, par value $0.20 per share, and the attached Rights to Purchase Shares of Series A Junior Participating Preferred Stock. On August 9, 2006, the Company and Andrew Corporation announced that they have terminated the proposed business combination to which the Registration Statement relates. The Company represents that no securities have been sold under the Registration Statement and all activity in pursuit of the public offering has been discontinued.
     Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible. Should you have any questions regarding this matter, please contact Robert A. Rosenbaum of Dorsey & Whitney LLP at (612) 340-2600.
Very truly yours,

ADC Telecommunications, Inc.
By:	/s/ Gokul V. Hemmady
	Name:	Gokul V. Hemmady
	Title:	Vice President, Chief Financial Officer

cc:	Paul Fischer, Securities and Exchange Commission
Robert A. Rosenbaum, Dorsey & Whitney LLP
James T. Lidbury, Mayer, Brown, Rowe & Maw LLP